Exhibit 99.4

Cronos Group Inc. Announces Mailing of Meeting Materials in Connection with

Upcoming Special Meeting of Shareholders

TORONTO, January 18, 2019 – Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”) is pleased to announce that the meeting materials for a special meeting of holders (the “Shareholders”) of common shares of the Company (the “Common Shares”) to be held on February 21, 2019 (the “Meeting”), including the management proxy circular dated December 31, 2018 (the “Circular”), prepared in connection with the proposed C$2.4 billion equity investment by Altria Group, Inc. (NYSE: MO) (“Altria”) in Cronos Group (the “Investment”) previously announced on December 7, 2018, have been mailed to Shareholders and filed with the relevant Canadian securities regulators.

Board Recommendation

As previously announced, the Board of Directors of Cronos Group, after consultation with its legal and financial advisors, has unanimously determined that the Transaction (as defined below) is in the best interest of Cronos Group and is unanimously recommending that Shareholders vote in favor of the Transaction. The Board has received an opinion from its financial advisor, Lazard Canada Inc., that as of the date thereof and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the Company pursuant to the Transaction is fair, from a financial point of view, to the Company.

Shareholder Meeting

At the Meeting, Shareholders will be asked to approve both the Investment and certain matters ancillary to the Investment, including the election of new directors to the Board of Directors of Cronos Group and certain agreements as contemplated by the subscription agreement (the “Subscription Agreement”) entered into with Altria (the “Transaction”). The Transaction must be approved by at least a majority of the votes cast by Shareholders, in person or by proxy, at the Meeting.

The Meeting is scheduled for 10:00 a.m. (Toronto time) on February 21, 2019 at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Commerce Court West, Toronto, Ontario. A live audio webcast and replay of the Meeting will also be available in the investor relations section of the Company’s website.

Shareholders of record as of January 7, 2019 are entitled to receive notice of, and vote at, the Meeting. The Meeting materials, which have been mailed to Shareholders and are available on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, provide important information about the Transaction, the Meeting and related matters, including voting procedures. Your vote is important regardless of the number of Common Shares you own. Shareholders are encouraged to read the Meeting materials in detail.

To be used at the Meeting, proxies must be received by the Company’s registrar and transfer agent, TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario M5H 4H1, no later than 10:00 a.m. (Toronto time) on February 19, 2019 (or if the Meeting is adjourned or postponed, 48 hours prior to the time of the adjourned or postponed Meeting).

Shareholders who have questions regarding the Transaction or who require assistance with voting may contact the Company’s proxy solicitation agent, Innisfree M&A Incorporated, by telephone at 1-888-750-5834 (toll-free in North America) or 1-412-232-3651 (outside North America).

Voting Methods for Registered and Non-Registered Shareholders

Registered Shareholders

Registered Shareholders can exercise their right to vote on the business before the Meeting by either attending in person or by completing and submitting a proxy. Instructions on how to vote by proxy are included in the Circular.

Non-registered Shareholders

Non-registered Shareholders, including those who hold Common Shares in the name of a bank, trust company, securities dealer or broker, or other intermediary, will receive a voting instruction form that can be used to provide voting instructions. The voting instruction form contains instructions on how to complete the form, where to return it and the deadline for returning it, which may be earlier than the deadline for registered Shareholders. It is important that you read and follow the instructions on the voting instruction form in order to have your vote count. If you are unsure about anything in such voting instructions, contact your bank, trust company, securities dealer or broker, or other intermediary through which you hold your Common Shares.

Additional Information

Copies of the Subscription Agreement and the agreements attached thereto as exhibits, including the form of warrant and the form of investor rights agreement, are available on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Cronos Group

Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across five continents. Cronos Group operates two wholly-owned Canadian licensed producers: Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia. Cronos Group has multiple international production and distribution platforms across five continents. Cronos Group intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Proxy Solicitation Agent

Innisfree M&A Incorporated

1 (888) 750-5834 (toll-free in North America)

(412) 232-3651 (outside North America)

Investor Relations Contact

Anna Shlimak

(416) 504-0004

investor.relations@thecronosgroup.com